Exhibit 99.1

Reference: Itaú Unibanco Holding S.A.

Annual Result 2016

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 4th quarter ending December 31, 2016 are already available at the Investor Relations website (www.itau.com.br/investor-relations).

Conference calls will be held with research analysts on Wednesday, February 8 in Portuguese at 10:30 a.m. (Brasília time) and in English at 12:00 p.m. (Brasília time).

Please find below the Executive Summary for the 4th quarter 2016.

São Paulo – February 7, 2017.

MARCELO KOPEL

Investor Relations Officer

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

Itaú Unibanco Pro forma Highlights

In R$ millions (except where indicated), end of period	4Q16	3Q16	4Q15	2016	2015
Results
Recurring Net Income	5,817	5,595	5,715	22,150	23,816
Operating Revenues (1)	27,370	27,597	27,984	108,329	108,742
Managerial Financial Margin (2)	17,322	17,706	17,839	69,028	70,610
Performance
Recurring Return on Average Equity – Annualized (3)	20.7%	19.9%	22.1%	20.3%	23.9%
Recurring Return on Average Assets – Annualized (4)	1.6%	1.6%	1.6%	1.6%	1.7%
Nonperforming Loans Ratio (90 days overdue) - Total	3.4%	3.9%	3.2%	3.4%	3.2%
Nonperforming Loans Ratio (90 days overdue) - Brazil	4.2%	4.8%	3.9%	4.2%	3.9%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.2%	1.2%	1.1%	1.2%	1.1%
Coverage Ratio (Provision for Loan Losses/NPL 90 days overdue)	222%	204%	206%	222%	206%
Efficiency Ratio (ER) (5)	47.5%	48.6%	46.3%	46.7%	44.4%
Risk-Adjusted Efficiency Ratio (RAER) (5)	66.7%	69.2%	65.1%	69.2%	63.4%
Balance Sheet
Total Assets	1,425,639	1,399,100	1,474,784
Total Credit Portfolio, including Sureties and Endorsements	562,018	567,744	635,218
Deposits + Debentures + Securities + Borrowings and Onlending (6)	661,257	656,928	745,922
Loan Portfolio/Funding (6)	74.3%	75.4%	78.3%
Stockholders' Equity	115,590	114,715	106,462
Other
Assets Under Administration	903,679	902,120	765,102
Total Number of Employees	94,779	95,984	97,865
Brazil	80,871	81,737	83,481
Abroad	13,908	14,247	14,384
Branches and CSBs – Client Service Branches	5,103	5,119	5,279
ATM – Automated Teller Machines (7)	46,175	45,859	45,559

Itaú Unibanco Holding S.A. Highlights - As disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	4Q16	3Q16	4Q15	2016	2015
Highlights
Recurring Net Income per Share (R$) (8)	0.89	0.86	0.88	3.40	3.62
Net Income per Share (R$) (8)	0.85	0.83	0.87	3.32	3.55
Number of Outstanding Shares at the end of period – in thousands (9)	6,512,700	6,530,786	6,513,486	6,512,700	6,513,486
Book Value per Share (R$)	17.75	17.57	16.34	17.75	16.34
Dividends and Interest on Own Capital net of Taxes (10)	6,699	757	3,429	10,000	7,305
Dividends and Interest on Own Capital net of Taxes (10) per Share (R$)	1.03	0.12	0.53	1.53	1.12
Market Capitalization (11)	219,348	211,632	155,732	219,348	155,732
Market Capitalization (11) (US$ million)	67,303	65,194	39,882	67,303	39,882
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	19.1%	19.0%	17.8%	19.1%	17.8%
Common Equity Tier I	15.8%	15.7%	14.0%	15.8%	14.0%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (12)	14.0%	14.6%	13.6%	14.0%	13.6%
Indicators
EMBI Brazil Risk	328	319	517	328	517
CDI rate – In the Period (%)	3.2%	3.5%	3.4%	14.0%	13.3%
Dollar Exchange Rate – Quotation in R$	3.2591	3.2462	3.9048	3.2591	3.9048
Dollar Exchange Rate – Change in the Period (%)	0.4%	1.1%	-1.7%	-17.8%	47.0%
Euro Exchange Rate – Quotation in R$	3.4384	3.6484	4.2504	3.4384	4.2504
Euro Exchange Rate – Change in the Period (%)	-5.8%	3.0%	-4.2%	-16.7%	31.7%
IGP-M – In the Period (%)	0.7%	0.5%	3.9%	7.2%	10.5%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (6) As detailed on Other Balance Sheet Information section; (7) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (8) Calculated based on the weighted average number of outstanding shares for the period; (9) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on July 17, 2015 and September 14, 2016; (10) IOC – Interest on own capital. Declared amounts paid/accrued; (11) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (12) Takes into consideration the additional payment of interest on capital scheduled for March 2017, the consolidation of Citibank’s Brazilian retail business, and the use of tax credits.

Itaú Unibanco Holding S.A.	02

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$5,817 million in the fourth quarter of 2016 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,543 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	4Q16	3Q16	4Q15	2016	2015
Recurring Net Income	5,817	5,595	5,715	22,150	23,816
Non-Recurring Events	(275)	(200)	(75)	(583)	(473)
Impairment (a)	(172)	-	(7)	(180)	(50)
Goodwill Amortization (b)	(133)	(120)	(32)	(442)	(162)
Contingencies Provision (c)	(88)	(80)	(28)	(231)	(696)
Liability Adequacy Test (d)	(31)	-	-	109	-
Pension Fund (e)	130	-	-	130	(130)
Program for Settlement or Installment Payment of Taxes (f)	1	-	(4)	14	37
Social Contribution Rate Increase (g)	-	-	-	-	3,988
Complementary Provision for Loan Losses (h)	-	-	-	-	(2,793)
Financial Leasing Accounting Change (i)	-	-	-	-	(520)
Porto Seguro (j)	-	-	17	-	17
Other	18	-	(20)	18	(163)
Net Income	5,543	5,394	5,640	21,567	23,343
CorpBanca's Pro Forma Consolidation Effects	-	-	(58)	(72)	(16)
Net Income as Reported	5,543	5,394	5,698	21,639	23,360

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Impairment: Adjustment to reflect the realization value of certain assets.

(b) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's.

(d) Liability Adequacy Test: Technical provisions adjustment resulting from the liability adequacy test.

(e) Pension Fund: In 2016, destination of surplus and in 2015, provision to settle the surplus of the defined contribution pension fund in accordance with the regulation.

(f) Program for the Settlement or Installment Payment of Taxes:

Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

(g) Social Contribution Rate Increase: Effect on the balance of the social contribution tax credit resulting from the rate increase from 15% to 20% as established by Provisional Measure No. 675/15 of May 2015 (converted into Law No. 13,169/15 in October 2015).

(h) Complementary Provision for Loan Losses: Complementary provision for loan losses to the minimum required by Resolution No. 2,682/99 of the National Monetary Council mainly due to a more challenging economic environment.

(i) Financial Leasing Accounting Change: Regarding financial leasing contracts related to new Technology Center implementation.

(j) Porto Seguro: Effect on the balance of the social contribution tax credit resulting from the rate increase in proportion to our stake in the company.

Managerial Income Statement

We apply to the management results consolidation criteria that affect only the breakdown of accounts and, therefore, does not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the fourth quarter of 2016, the Brazilian real depreciated 0.4% against the U.S. dollar and appreciated 5.8% against the Euro, compared with depreciations of 1.1% and 3.0%, respectively, in the previous quarter.

Itaú Unibanco Holding S.A.	03

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 4th Quarter of 2016

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	27,425	(6)	401	(450)	27,370
Managerial Financial Margin	16,959	5	401	(44)	17,322
Financial Margin with Clients	15,368	5	-	(44)	15,329
Financial Margin with the Market	1,591	-	401	-	1,993
Commissions and Fees	8,624	-	-	(644)	7,980
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,368	56	-	644	2,068
Other Operating Income	224	(2)	-	(222)	-
Equity in Earnings of Affiliates and Other Investments	185	-	-	(185)	-
Non-operating Income	65	(65)	-	0	-
Result from Loan Losses	(4,885)	-	-	66	(4,819)
Provision for Loan Losses	(5,888)	-	-	65	(5,823)
Recovery of Loans Written Off as Losses	1,003	-	-	1	1,004
Retained Claims	(364)	-	-	-	(364)
Other Operating Income/(Expenses)	(14,557)	502	(37)	271	(13,821)
Non-interest Expenses	(12,697)	502	-	269	(11,927)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,752)	-	(37)	2	(1,786)
Insurance Selling Expenses	(108)	-	-	-	(108)
Income before Tax and Profit Sharing	7,618	496	365	(113)	8,366
Income Tax and Social Contribution	(2,240)	(128)	(365)	22	(2,711)
Profit Sharing	(91)	-	-	91	-
Minority Interests	255	(93)	-	-	162
Net Income	5,543	275	-	-	5,817

Accounting and Managerial Statements Reconciliation | 3rd Quarter of 2016

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	27,309	23	607	(342)	27,597
Managerial Financial Margin	17,028	23	607	48	17,706
Financial Margin with Clients	15,887	23	-	48	15,958
Financial Margin with the Market	1,141	-	607	-	1,749
Commissions and Fees	8,478	-	-	(653)	7,825
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,449	-	-	618	2,067
Other Operating Income	197	-	-	(197)	-
Equity in Earnings of Affiliates and Other Investments	112	-	-	(112)	-
Non-operating Income	46	-	-	(46)	-
Result from Loan Losses	(5,182)	-	-	(48)	(5,230)
Provision for Loan Losses	(6,121)	-	-	(48)	(6,169)
Recovery of Loans Written Off as Losses	939	-	-	0	939
Retained Claims	(375)	-	-	-	(375)
Other Operating Income/(Expenses)	(14,772)	362	(58)	310	(14,159)
Non-interest Expenses	(13,044)	362	-	308	(12,374)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,592)	-	(58)	2	(1,648)
Insurance Selling Expenses	(136)	-	-	-	(136)
Income before Tax and Profit Sharing	6,981	385	549	(81)	7,834
Income Tax and Social Contribution	(1,570)	(92)	(549)	20	(2,191)
Profit Sharing	(61)	-	-	61	-
Minority Interests	44	(93)	-	-	(49)
Net Income	5,394	200	-	-	5,595

Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	4Q16	3Q16	change		4Q15	change		2016	2015	change
Operating Revenues	27,370	27,597	(228)	-0.8%	27,984	(614)	-2.2%	108,329	108,742	(412)	-0.4%
Managerial Financial Margin	17,322	17,706	(384)	-2.2%	17,839	(518)	-2.9%	69,028	70,610	(1,583)	-2.2%
Financial Margin with Clients	15,329	15,958	(629)	-3.9%	16,570	(1,242)	-7.5%	62,029	63,633	(1,604)	-2.5%
Financial Margin with the Market	1,993	1,749	244	14.0%	1,269	724	57.0%	6,999	6,977	22	0.3%
Commissions and Fees	7,980	7,825	155	2.0%	7,873	107	1.4%	30,952	29,278	1,674	5.7%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,068	2,067	1	0.1%	2,271	(203)	-8.9%	8,350	8,853	(503)	-5.7%
Result from Loan Losses	(4,819)	(5,230)	411	-7.8%	(4,859)	40	-0.8%	(22,387)	(18,973)	(3,414)	18.0%
Provision for Loan Losses	(5,823)	(6,169)	346	-5.6%	(6,366)	543	-8.5%	(26,152)	(23,844)	(2,308)	9.7%
Recovery of Loans Written Off as Losses	1,004	939	65	6.9%	1,507	(504)	-33.4%	3,765	4,871	(1,106)	-22.7%
Retained Claims	(364)	(375)	11	-2.9%	(406)	43	-10.5%	(1,485)	(1,597)	112	-7.0%
Operating Margin	22,187	21,993	194	0.9%	22,718	(531)	-2.3%	84,457	88,172	(3,714)	-4.2%
Other Operating Income/(Expenses)	(13,821)	(14,159)	338	-2.4%	(13,745)	(76)	0.6%	(53,693)	(51,541)	(2,151)	4.2%
Non-interest Expenses	(11,927)	(12,374)	448	-3.6%	(11,904)	(22)	0.2%	(46,625)	(44,426)	(2,199)	4.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,786)	(1,648)	(138)	8.3%	(1,582)	(204)	12.9%	(6,466)	(6,056)	(410)	6.8%
Insurance Selling Expenses	(108)	(136)	28	-20.6%	(258)	150	-58.0%	(602)	(1,060)	457	-43.2%
Income before Tax and Minority Interests	8,366	7,834	532	6.8%	8,974	(608)	-6.8%	30,765	36,630	(5,865)	-16.0%
Income Tax and Social Contribution	(2,711)	(2,191)	(521)	23.8%	(2,847)	136	-4.8%	(8,540)	(11,287)	2,748	-24.3%
Minority Interests in Subsidiaries	162	(49)	211	-433.0%	(412)	574	-139.5%	(75)	(1,527)	1,451	-95.1%
Recurring Net Income	5,817	5,595	223	4.0%	5,715	103	1.8%	22,150	23,816	(1,666)	-7.0%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	4Q16	3Q16	change		4Q15	change		2016	2015	change
Managerial Financial Margin	17,322	17,706	(384)	-2.2%	17,839	(518)	-2.9%	69,028	70,610	(1,583)	-2.2%
Financial Margin with Clients	15,329	15,958	(629)	-3.9%	16,570	(1,242)	-7.5%	62,029	63,633	(1,604)	-2.5%
Financial Margin with the Market	1,993	1,749	244	14.0%	1,269	724	57.0%	6,999	6,977	22	0.3%
Result from Loan Losses	(4,819)	(5,230)	411	-7.8%	(4,859)	40	-0.8%	(22,387)	(18,973)	(3,414)	18.0%
Provision for Loan Losses	(5,823)	(6,169)	346	-5.6%	(6,366)	543	-8.5%	(26,152)	(23,844)	(2,308)	9.7%
Recovery of Loans Written Off as Losses	1,004	939	65	6.9%	1,507	(504)	-33.4%	3,765	4,871	(1,106)	-22.7%
Net Result from Financial Operations	12,502	12,476	26	0.2%	12,980	(478)	-3.7%	46,640	51,637	(4,997)	-9.7%
Other Operating Income/(Expenses)	(4,136)	(4,642)	506	-10.9%	(4,007)	(130)	3.2%	(15,876)	(15,007)	(868)	5.8%
Commissions and Fees	7,980	7,825	155	2.0%	7,873	107	1.4%	30,952	29,278	1,674	5.7%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,596	1,555	41	2.6%	1,607	(11)	-0.7%	6,263	6,196	66	1.1%
Non-interest Expenses	(11,927)	(12,374)	448	-3.6%	(11,904)	(22)	0.2%	(46,625)	(44,426)	(2,199)	4.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,786)	(1,648)	(138)	8.3%	(1,582)	(204)	12.9%	(6,466)	(6,056)	(410)	6.8%
Income before Tax and Minority Interests	8,366	7,834	532	6.8%	8,974	(608)	-6.8%	30,765	36,630	(5,865)	-16.0%
Income Tax and Social Contribution	(2,711)	(2,191)	(521)	23.8%	(2,847)	136	-4.8%	(8,540)	(11,287)	2,748	-24.3%
Minority Interests in Subsidiaries	162	(49)	211	-433.0%	(412)	574	-139.5%	(75)	(1,527)	1,451	-95.1%
Recurring Net Income	5,817	5,595	223	4.0%	5,715	103	1.8%	22,150	23,816	(1,666)	-7.0%

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income

The recurring net income for the fourth quarter of 2016 amounted to R$5,817 million, representing increases of 4.0% from the previous quarter and of 1.8% from the same period of the previous year.

The main positive highlights in the quarter compared to the previous period were the increases of 14.0% in financial margin with the market, of 2.0% in commissions and fees, in addition to the decreases of 5.6% in provision for loan losses and of 3.6% in non-interest expenses.

The positive highlights were partially offset by the 3.9% decrease in the financial margin with clients, mainly driven by the securities’ impairment in the amount of R$1,255 million.

In 2016, recurring net income totaled R$22,150 million, a 7.0% decrease from 2015, mainly driven by the 9.7% increase in provision for loan losses.

Return on Average Equity

The annualized recurring return on average equity reached 20.7% in the fourth quarter of 2016. Stockholders’ equity totaled R$115.6 billion.

The annualized recurring return on average assets remained stable compared to the previous quarter and reached 1.6%.

Operating Revenues

In the fourth quarter of 2016, operating revenues, representing revenues from banking and insurance, pension plan and premium bonds operations, totaled R$27,370 million, with decreases of 0.8% from the previous quarter and of 2.2% from the same period of the previous year. The main components of operating revenues and other items of income statement are presented ahead.

Managerial Financial Margin

The managerial financial margin for the fourth quarter of 2016 totaled R$17,322 million, with a decrease of R$384 million from the previous quarter, mainly due to R$629 million decrease in our financial margin with clients. This margin was impacted by securities’ impairment in the amount of R$1,255 million. Our financial margin with the market increased R$244 million in the quarter.

Our managerial financial margin decreased R$1,583 million compared to 2015. This decrease was due to the R$1,604 million decrease in the financial margin with clients, impacted by securities’ impairment in the year, as mentioned before.

Result from Loan Losses

The result from loan losses, net of recovery of loans, decreased 7.8% from the previous quarter, totaling R$4,819 million in the quarter. This decrease was mainly due to a 5.6% (R$346 million) reduction in our provision for loan losses. Additionally, recovery of loans written off as losses increased 6.9% (R$65 million).

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

NPL Creation

*Excluding specific economic group effect, the total and Wholesale segment (Brazil) NPL Creation would have been R$5,162 million and R$713 million in the 3Q16, respectively.

In the fourth quarter of 2016, the NPL Creation, which is the balance of loans that became overdue for more than 90 days in the quarter, amounted to R$5,304 million, a decrease of 21.5% from the previous period, mainly due to a reduction in the Wholesale segment NPL Creation, which totaled R$760 million in the quarter. This improvement is related to the increase in the NPL Creation observed in the third quarter of 2016 concentrated in one economic group of the segment, which was written off as loss in the fourth quarter of 2016. In the Retail segment, NPL Creation decreased for the fourth consecutive quarter.

Commissions and Fees

Commissions and fees increased 2.0% in the fourth quarter of 2016 compared to the previous quarter.

In 2016, these revenues increased R$1,674 million (5.7%) when compared to 2015.

Result from Insurance, Pension Plan and Premium Bonds

* For further details, please refer to Insurance, Pension Plan and Premium Bonds Operations section.

In the fourth quarter of 2016, the result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension plan and premium bonds, reached R$1,510 million, with increases of 1.9% from the previous quarter and of 3.8% from the fourth quarter of 2015. The loss ratio from core activities reached 28.5% this quarter.

Non-Interest Expenses

In the fourth quarter of 2016, non-interest expenses totaled R$11,927 million, a 3.6% decrease from the third quarter of 2016. In the previous quarter, total non-interest expenses were impacted by extraordinary events related to the methodology enhancement for calculating labor claims in the amount of R$687 million and to the lump-sum bonus to employees related to the collective bargaining agreement in the amount of R$275 million.

In 2016, non-interest expenses increased 4.9% when compared to the previous year.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on Non-Interest Expenses section.

In the 12-month period, the efficiency ratio, according to the criteria that includes all expenses except for the result from loan losses, reached 46.7%, an increase of 230 basis points from the same period of the previous year. In this period, our expenses grew 4.9%, lower than the accumulated inflation (6.3% - IPCA). On the other hand, our revenues decreased 0.3%, mainly as a result of the challenging economic scenario.

In the fourth quarter of 2016, the efficiency ratio reached 47.5%, a reduction of 110 basis points from the previous quarter, mainly due to the decrease in non-interest expenses in the quarter (3.6%).

In the 12-month period, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 69.2%, an increase of 580 basis points compared to the same period of 2015. In the fourth quarter of 2016, the risk-adjusted efficiency ratio reached 66.7%.

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	4Q16	3Q16	change	4Q15	change
Current and Long-term Assets	1,398,651	1,372,105	1.9%	1,451,171	-3.6%
Cash and Cash Equivalents	18,542	20,176	-8.1%	24,071	-23.0%
Short-term Interbank Investments	286,038	278,663	2.6%	281,079	1.8%
Securities and Derivative Financial Instruments	376,887	357,549	5.4%	357,244	5.5%
Interbank and Interbranch Accounts	86,564	81,566	6.1%	69,858	23.9%
Loan, Lease and Other Loan Operations	491,225	495,327	-0.8%	555,285	-11.5%
(Allowance for Loan Losses)	(37,431)	(39,103)	-4.3%	(36,035)	3.9%
Other Assets	176,826	177,926	-0.6%	199,670	-11.4%
Permanent Assets	26,987	26,994	0.0%	23,612	14.3%
Total Assets	1,425,639	1,399,100	1.9%	1,474,784	-3.3%

At the end of the fourth quarter of 2016, our assets totaled R$1.4 trillion, up 1.9% (R$26.5 billion) from the previous quarter. The main changes are presented below:

Compared to 2015, our assets decreased 3.3% (R$49.1 billion):

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	4Q16	3Q16	change	4Q15	change
Current and Long-Term Liabilities	1,296,377	1,269,388	2.1%	1,355,690	-4.4%
Deposits	329,414	308,599	6.7%	363,710	-9.4%
Deposits Received under Securities Repurchase Agreements	366,038	360,337	1.6%	352,388	3.9%
Fund from Acceptances and Issue of Securities	93,711	90,963	3.0%	88,214	6.2%
Interbank and Interbranch Accounts	6,485	11,068	-41.4%	6,926	-6.4%
Borrowings and Onlendings	75,614	80,280	-5.8%	112,996	-33.1%
Derivative Financial Instruments	24,711	25,672	-3.7%	35,137	-29.7%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	156,656	150,134	4.3%	132,053	18.6%
Other Liabilities	243,749	242,334	0.6%	264,265	-7.8%
Deferred Income	2,046	1,724	18.7%	1,960	4.4%
Minority Interest in Subsidiaries	11,625	13,273	-12.4%	10,672	8.9%
Stockholders' Equity	115,590	114,715	0.8%	106,462	8.6%
Total Liabilities and Equity	1,425,639	1,399,100	1.9%	1,474,784	-3.3%

The main changes in liabilities, at the end of the fourth quarter of 2016, compared to the previous quarter are presented in the chart below:

Compared to the previous year, the main changes are highlighted as follows:

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the fourth quarter of 2016, our total loan portfolio, including sureties, endorsements and private securities, reached R$598,431 million, reducing 1.1% from the previous quarter and 11.0% from the same period of the previous year. Excluding the effect of the foreign exchange variation, our loan portfolio would have decreased 0.7% in the quarter and 6.4% in the 12-month period.

In R$ millions, end of period	4Q16	3Q16	change	4Q15	change
Individuals	183,427	182,517	0.5%	187,556	-2.2%
Credit Card Loans	59,023	55,750	5.9%	58,542	0.8%
Personal Loans	26,276	27,879	-5.7%	28,961	-9.3%
Payroll Loans (1)	44,638	45,638	-2.2%	45,437	-1.8%
Vehicle Loans	15,373	15,905	-3.3%	19,984	-23.1%
Mortgage Loans	38,117	37,345	2.1%	34,631	10.1%
Companies	243,088	244,191	-0.5%	288,393	-15.7%
Corporate Loans	181,541	183,418	-1.0%	219,418	-17.3%
Very Small, Small and Middle Market Loans (2)	61,547	60,773	1.3%	68,974	-10.8%
Latin America (3)	135,503	141,037	-3.9%	159,270	-14.9%
Total with Endorsements and Sureties	562,018	567,744	-1.0%	635,218	-11.5%
Corporate - Private Securities (4)	36,413	37,330	-2.5%	37,431	-2.7%
Total with Endorsements, Sureties and Private Securities	598,431	605,074	-1.1%	672,649	-11.0%
Total with Endorsements, Sureties and Private Securities (5) (ex-foreign exchange rate variation)	598,431	602,665	-0.7%	639,534	-6.4%
Endorsements and Sureties	70,793	72,417	-2.2%	79,933	-11.4%
Individuals	448	453	-1.2%	550	-18.6%
Corporate	59,987	61,417	-2.3%	67,152	-10.7%
Very Small, Small and Middle Market	2,562	2,456	4.3%	2,891	-11.4%
Latin America (3)	7,796	8,091	-3.6%	9,339	-16.5%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Latin America - Breakdown

In R$ millions, end of period	4Q16	3Q16	change	In R$ millions, end of period	4Q16%		3Q16	change
Individuals	43,492	44,012	-1.2%	Argentina	7,052	5.2%	7,035	0.2%
Credit Card Loans	4,548	4,440	2.4%	Chile	87,444	64.5%	91,102	-4.0%
Personal Loans	18,742	19,322	-3.0%	Colombia	26,946	19.9%	28,978	-7.0%
Mortgage Loans	20,203	20,250	-0.2%	Paraguay	5,911	4.4%	5,926	-0.3%
				Panama	906	0.7%	1,173	-22.8%
Companies	92,011	97,025	-5.2%	Uruguay	7,244	5.3%	6,822	6.2%
Total with Endorsements and Sureties	135,503	141,037	-3.9%	Total with Endorsements and Sureties	135,503	100.0%	141,037	-3.9%

Credit Portfolio – Currency Breakdown

On December 31, 2016, R$183.3 billion of our total credit assets were denominated in or indexed to foreign currencies. This portion decreased 5.4% in this quarter compared to the previous quarter.

NPL Ratio (90 days overdue)

* Excluding specific economic group effect, the total and Brazil NPL ratio (90-day) would have been 3.6% and 4.4% in September 2016, respectively.

[1]	Includes units abroad ex-Latin America. [2] Excludes Brazil.

At the end of the fourth quarter of 2016, the NPL ratio for operations more than 90 days overdue reached 3.4%, a decrease of 50 basis points from the previous quarter and an increase of 20 basis points from the same period of 2015. In Brazil, the NPL ratio reached 4.2% in the quarter, a 60-basis-point decrease from the previous quarter. The decrease in the quarter was mainly related to one economic group of the Corporate segment, which was written off as loss in this quarter. Excluding this particular case in September 2016, total 90-day NPL in December 2016 would have reduced 20 basis points when compared to the previous quarter, with decreases in individuals, very small, small and middle-market companies and large companies.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

2016 Forecast

The results for 2016, compared to our previously disclosed forecast for 2016, are presented below:

Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation in 2015 and in the 1Q16.

	Consolidated		Brazil [1]
	Forecast	Actual	Forecast	Actual

Total Credit Portfolio [2]	From -10.5% to -5.5%	-11.0%	From -11.0% to -6.0%	-9.8%

Financial Margin with Clients *	From -2.5% to 0.5%	-2.5%	From -1.0% to 2.0%	-0.2%

Securities' Impairment	-	R$1.9 bn	-	R$1.9 bn

Result from Loans Losses [3]	Between R$23.0 bn and R$26.0 bn	R$22.4 bn	Between R$21.0 bn and R$24.0 bn	R$20.2 bn

Commissions and Fees and Result from Insurance Operations [4]	From 4.0% to 7.0%	4.9%	From 4.5% to 7.5%	5.9%

Non-Interest Expenses	From 2.0% to 5.0%	4.9%	From 2.5% to 5.5%	4.9%

* Excluding impairment, Consolidated Financial Margin with Clients would have increased 0.3% and Brazil’s Financial Margin with Clients would have increased 3.0%.

(1)	Includes units abroad ex-Latin America.
(2)	Includes endorsements, sureties and private securities.
(3)	Provision for Loan Losses Net of Recovery of Loans Written Off as Losses.
(4)	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are diffcult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Basis for 2017 Forecast

We present below the income statement that considers impairment as part of “result from loan losses and impairment”, previously classified in our Financial Margin with Clients. This income statement is the basis for 2017 forecast.

In R$ millions	2016	2015	change
Managerial Financial Margin	70,910	70,696	214	0.3%
Financial Margin with Clients	63,911	63,719	192	0.3%
Financial Margin with the Market	6,999	6,977	22	0.3%
Result from Loan Losses and Impairment	(24,269)	(19,058)	(5,211)	27.3%
Provision for Loan Losses	(26,152)	(23,844)	(2,308)	9.7%
Impairment	(1,882)	(85)	(1,797)	-
Recovery of Loans Written Off as Losses	3,765	4,871	(1,106)	-22.7%
Net Result from Financial Operations	46,640	51,637	(4,997)	-9.7%
Other Operating Income/(Expenses)	(15,876)	(15,007)	(868)	5.8%
Commissions and Fees	30,952	29,278	1,674	5.7%
Result from Insurance, Pension Plan and Premium Bonds Operations	6,263	6,196	66	1.1%
Non-interest Expenses	(46,625)	(44,426)	(2,199)	4.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,466)	(6,056)	(410)	6.8%
Income before Tax and Minority Interests	30,765	36,630	(5,865)	-16.0%
Income Tax and Social Contribution	(8,540)	(11,287)	2,748	-24.3%
Minority Interests in Subsidiaries	(75)	(1,527)	1,451	-95.1%
Recurring Net Income	22,150	23,816	(1,666)	-7.0%

2017 Forecast

We present below our 2017 forecast, which considers impairment as part of “Result from Loan Losses and Impairment”.

Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation as of 1Q16.

	Consolidated [1]	Brazil [1,2]

Total Credit Portfolio [3]	From 0.0% to 4.0%	From -2.0% to 2.0%

Financial Margin with Clients (ex-Impairment)	From -4.0% to -0.5%	From -5.0% to -1.5%

Result from Loan Losses and Impairment [4]	Between R$14.5 bn and R$17.0 bn	Between R$12.5 bn and R$15.0 bn

Commissions and Fees and Result from Insurance	From 0.5% to 4.5%	From 0.0% to 4.0%
Operations [5]

Non-Interest Expenses	From 1.5% to 4.5%	From 3.0% to 6.0%

(1) Considers exchange rate of R$3.50 at Dec-17; (2) Includes units abroad ex-Latin America; (3) Includes endorsements, sureties and private securities; (4) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment; (5) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are diffcult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	11